                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  29 October 2008

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	29th Oct 2008

Allied Irish Banks, p.l.c. announces date for Interim Management Statement

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] will issue an Interim Management Statement at 07.00 GMT on Wednesday, 5th November 2008. This release will be available on our website www.aibgroup.com/investorrelations.

Management will host a conference call at 08.00 GMT, details of which will be included in the Interim Management Statement.

Group results for the year ending 31st December 2008 will be announced on 2nd March 2009.

-ENDS-

For further information please contact:

Alan Kelly
General Manager, Group Finance
AIB Group
Bankcentre
Dublin 4
Tel: +353-1-6412162

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  29 October 2008

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.